MoPals.com, Inc.
294 Richmond Street East, Suite 200
Toronto, Canada M5A 1P5

July 31, 2013

VIA EDGAR
John. P. Noland, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	MoPals.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012 Filed April 16, 2013 Form 8-K Filed March 26, 2013 Filed March 26, 2013 File No. 333-105778

Dear Mr. Noland:

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated July 10, 2013 regarding the above referenced filing (the “Comment Ltter”).  Please accept this correspondence as a request for a fifteen day extension to provide the Commission with our responses to the Comment Letter.  We are requesting an extension because Alex Haditagi, our sole officer and director, was out of the country and was unable, without unreasonable effort or expense, to respond to the staff’s comments. Accordingly, the company will respond to the Comment Letter no later than Wednesday, August 7, 2013.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MoPals.com, Inc.

By:	/s/ Alex Haditaghi
Name:	Alex Haditaghi
Title:	President, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer